Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration Number 333-254652

March 18, 2025

Fidelity® Wise Origin® Bitcoin Fund

Transcript of Interview with Ryan Lessard on the “ETF Spotlight” Video Series with Daniel Snyder from Seeking Alpha.

Daniel Snyder (00:00:03.010 – 00:00:17.930)

Hey. I’m Daniel Snyder. This is ETF Spotlight. Today, we are diving into the world of crypto in a moment of volatility in the market. So, I am super excited that we have Ryan Lessard here. He is a Digital Asset Strategist over at Fidelity Investments. How are you doing today?

Ryan Lessard (00:00:18.370 – 00:00:20.170)

I’m doing great. Thanks for having me, Daniel.

Daniel Snyder (00:00:20.610 – 00:00:33.870)

Ryan, we got to dive in. FBTC, Fidelity’s Bitcoin investments. We’re talking about one of the key ships of this ocean of crypto. Can you give us a little overview of the investment philosophy of this fund?

Ryan Lessard (00:00:34.490 – 00:01:45.070)

Yeah. Of course. And, again, thanks for having me. I think a good place to start having these conversations around Fidelity Wise Origin Bitcoin Fund, FBTC, is actually just with Fidelity in our experience within digital assets. And believe it or not, that started a decade ago, at our firm, all the way back in 2014. And those initial efforts were actually doing things like mining Bitcoin ourselves. Something we still do to this day to make sure we have a hands-on approach to understanding the Bitcoin network and ecosystem.

And then since then, we’ve done other things like create and launch a digital asset custodian specifically to help investors support the custody and security of those assets. And then subsequently launch an asset management division focused on crypto as an asset class. And so, FBTC being launched by the asset management team was really just the most recent iteration of us finding new ways to help all of our customers access Bitcoin as an asset within a traditional product vehicle, but really to more specifically answer your question, right, FBTC has a pretty simple investment philosophy, and then it just seeks to track the performance of Bitcoin as measured by its benchmark index, the Fidelity Bitcoin Reference Rate by doing one thing, which is owning the asset Bitcoin.

Daniel Snyder (00:01:45.500 – 00:01:57.199)

So, let’s take a second to unpack everything that you just went through there. So, Fidelity created their own index for tracking Bitcoin’s price. Why did Fidelity take that approach?

Ryan Lessard (00:01:57.880 – 00:02:57.379)

Yeah. So, depending on your experience with Bitcoin or cryptocurrency, anyone listening to this, it’s a bit unique relative to traditional assets, right, and that there’s no consolidated price across any exchange. If you go to different venues right now, you might see slightly different prices between Bitcoin on any of those said venues. And for that reason, most Bitcoin exchange-traded products, Bitcoin ETPs, use a composite index that sources prices from a number of exchange venues in order to get this volume weighted median price.

And so, then in the case of our benchmark, the Fidelity Bitcoin Reference Rate, we source this price from six different exchanges that can change it a number of times using that volume-weighted median prices I mentioned. And so, we thought we had this expertise in-house as we’ve been creating reference rates for other products across the history of Fidelity’s history in addition to the experience specifically with Bitcoin that I opened up with that we can uniquely be positioned to launch our own reference rate with the Fidelity Bitcoin Reference Rate.

Daniel Snyder (00:02:57.670 – 00:03:12.190)

It makes total sense to me. Thanks for clarifying. Want to ask you though. I mean, there’s tons of Bitcoin ETFs out there. So, how does Fidelity stand out, and how does it fit into the overall fund approach of just all of the products that Fidelity offers?

Ryan Lessard (00:03:12.610 – 00:05:00.889)

That’s a great question, right? To the person on the other side of this that’s thinking about getting exposure to Bitcoin in an exchange traded product, you have a lot of options to say the least. There’s 11 or so products in market, and they all are doing the same thing at their core of owning a singular asset passively Bitcoin, but there are a few important parts of differentiation I think are worth discussing. Starting with, one benchmark that we reviewed just a moment ago and then brand history and custodian.

So, in addition to Fidelity having, of course, now this 10 years of digital asset and Bitcoin operating history, we’re a 79-year old financial institution at our core. And I think we’re really uniquely positioned unlike all of the other issuers in the space that no one can say they have those same two combinations of things. And then if you think about, again, what these Spot Bitcoin ETPs do, they give investors price exposure to Bitcoin through a traditional exchange traded product.

And so, investors, what they do is, they own shares of a trust. And in turn, that trust owns Bitcoin or physical Bitcoin, if you will, as the underlying asset in the trust. And it has to be stored somewhere. It’s stored with a custodian that is hired by whichever said trust you’re discussing. And so, this custodian, of course, is a really critical service provider for risk management. If you think about at the end of the day, they are the ones securing, custodying the Bitcoin within the fund.

And per my other comments earlier, we launched at Fidelity, our own digital asset custodian, Fidelity Digital Asset Services LLC back in 2019, who is the custodian for Bitcoin within the Fidelity Wise Origin Bitcoin Fund, FBTC. So, this is different than all of the other Bitcoin exchange-traded products out there that have outsourced that custody function to a hired custodian of their own.

So, I’d say those are the big points of differentiation in terms of the usual besides fees, and of course, liquidity and assets under management.

Daniel Snyder (00:05:01.250 – 00:05:16.829)

So, just to clarify too, and we’re talking about custodian, right? Because I think we see it time and time again, various headlines across the crypto space of exchanges getting hacked, but when you’re saying custodian it’s, Fidelity is owning the cold wallets of these Bitcoin. Is that in sense what that means?

Ryan Lessard (00:05:16.990 – 00:06:10.359)

Yeah. It’s a legally distinct subsidiary of the parent company of Fidelity. It’s different from the asset management business unit, this is the sponsor that runs the fund itself. There’s a legal distinction there, but we do operate this commercial custody digital asset business to help those investors secure their Bitcoin, if you will, that are choosing to hire someone as a counterparty to help them do that.

Part of the beauty is, Bitcoin, as you know is, you can self-custody if you so choose, or many investors want to outsource that function as it takes some sophistication on the technological side, of course. And that’s part of the natural path of how these exchange-traded products got to market too. So, this is just the most recent extension of a lot of different capabilities at Fidelity. And across our broad exchange traded lineup, we have 76 products at our firm representing over a $113 billion in assets under management. And this is a new exciting example of the innovation that goes on at our firm Fidelity.

Daniel Snyder (00:06:10.540 – 00:06:35.869)

Yeah. You want somebody you can trust. Makes total sense. I mean, you got them. So, when we go back and talk about crypto, we talked about the Fidelity Bitcoin Reference Rate Index that you have there at Fidelity, but crypto, the market is so volatile, especially that we’ve seen over this last month itself of what’s happened to Bitcoin. So, how does Fidelity create this accurate and reliable pricing model for this fund?

Ryan Lessard (00:06:36.750 – 00:08:06.260)

Yeah. I think the biggest question that gets asked there when you’re comparing reliable pricing with Bitcoin or FBTC or any of the Bitcoin exchange-traded products is what are you comparing, right? What are the two things that you’re tracking and ensuring that they track well in theory? And traditionally, when investors are evaluating products, fund products, they’re evaluating the fund’s Net Asset Value or NAV to its benchmark index.

How efficiently is the fund itself tracking its stated investment mandate? And this should reflect similar returns minus fees. We work with a number of reputable Authorized Participants or APs, they’re often called in short, to ensure orderly creation and redemption of shares of FBTC regardless of the underlying market environment. And so, I think that’s important point. One, from a more traditional lens of research of, is the Net Asset Value, the NAV tracking the benchmark index? But naturally, of course, what we found as well as investors, when they’re looking at a Bitcoin exchange-traded product are thinking about how does that track Spot Bitcoin, if you will?

They’ll call it real Bitcoin or something else, but the price of Bitcoin at any given point in time. So, it’s important to understand, is it tracking closely naturally to Bitcoin or not? In some of my earlier comments around what is the true price of Bitcoin, we’re using that Fidelity Bitcoin Reference Rate as this composite index to understand how does Bitcoin actually look in this fund vehicle versus spot on any given exchange or venue. And the reality is, if you zoom-out a long enough time frame, they’re going to be quite similar in nature.

Daniel Snyder (00:08:06.740 – 00:08:23.779)

So, let’s talk about this last year. Right? So from January of 2024 to now, there was massive amounts of inflows into the crypto space, ETFs getting launched left and right, the demand just flowing your way. How was it that Fidelity was able to handle all of that?

Ryan Lessard (00:08:24.350 – 00:10:09.050)

Yeah. When these products launched last year, January 11, 2024, FBTC, it was primarily at first a retail customer phenomenon, which is something that we anticipated. And this is because Bitcoin uniquely is a retail first asset, right, created 16 years ago now where retail participants were the ones to adopt it. And now, of course, institutions are following suit. And so, institutions take longer to adopt any new product launch. I think that’s important to recognize regardless of the underlying asset. They have typical screens that they’re going to work through, things like trading history, assets under management, liquidity, and other things. And so, we anticipated that there will be a longer time horizon for them to ramp up their onboarding process and allocations to these assets.

And as these Bitcoin exchange-traded products have matured, now over a year of being in market, we’ve seen an uptick in the adoption by these institutional investors and just really in the last two quarters alone. So, Q3 2024 to Q4 2024, we saw a growth of 35% of the number of institutions owning one of the many Bitcoin exchange-traded products as measured by 13F filings. So, the way we view the market now, a year later is the question on how to allocate to Bitcoin has really been solved for these traditional investors.

They have these traditional product vehicles that they can buy within their normal workflow and how they allocate their portfolios. And really the question is transition to why allocate to Bitcoin. And so part of that and what we think is making us unique at Fidelity is our deep history of research of the space, building both teams and then a library of resources to help facilitate those conversations with those institutional allocators, many of which already know and trust Fidelity.

Daniel Snyder (00:10:09.710 – 00:10:23.369)

Ryan, I want to ask you. How does Fidelity see the BTC ETF space evolving from here? Right? The Bitcoin ETF space, which has been – we’ve had the launch of the ETFs, but where does the innovation happen next?

Ryan Lessard (00:10:24.100 – 00:11:14.170)

Yeah. I think the product change that’s most top of mind in regard to Bitcoin exchange-traded products is likely the ability to do in-kind creations or redemptions. Now currently, FBTC and all their Bitcoin ETPs are cash creation and redemption only, but it remains to be seen if or when that could change in the future depending on the regulatory stance.

Beyond that, I really think the bigger thing to watch as we were just conversating on is the trend of adoption around all types of allocators. Right? And there are specific challenges depending on who an investor is, what type of firm or fund they are, and why they have or haven’t considered an allocation to Bitcoin exchange-traded products quite yet. But as those frictions are continuing to be reduced, as they do more research, we’re seeing more and more willingness to engage and think about why invest in Bitcoin at the end of the day.

Daniel Snyder (00:11:14.490 – 00:11:32.270)

Yeah. I appreciate that. I know there’s a ton of people here on Seeking Alpha and across the Internet as well that are obviously looking at Bitcoin, trying to figure out how much of an allocation should I put it in my retirement? Should I have it in my everyday portfolio? So, can’t thank you enough for all the information you provided here today.

Ryan, thank you so much for coming on the program. We hope to have you back here soon. Alright?

Ryan Lessard (00:11:32.270 – 00:11:33.919)

Thanks so much, Daniel. Appreciate it.

The Fidelity® Wise Origin® Bitcoin Fund (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the Fund will arrange to send you the prospectus if you request it by calling (800) 343-3548.